SECURITIES AND EXCHANGE COMMISSION
Washington, D. C.  20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d)
  OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d)
  OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____ to ____

Commission File
Number 1-5491

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

LETOURNEAU TECHNOLOGIES, INC. SAVINGS AND INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Rowan Companies, Inc.
2800 Post Oak Boulevard, Suite 5450
Houston, Texas 77056-6189

REQUIRED INFORMATION

The LeTourneau Technologies, Inc. Savings and Investment Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”).  Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements of the Plan as of and for the fiscal year and fiscal year-ends reflected therein, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by this reference.

SIGNATURES

The Plan, Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LETOURNEAU TECHNOLOGIES, INC. SAVINGS AND INVESTMENT PLAN

By:	LeTourneau Technologies, Inc. Savings
And Investment Plan
Administrative Committee:

/s/	WILLIAM H. WELLS	June 28, 2011
William H. Wells

LeTourneau Technologies, Inc. Savings and Investment Plan

Table of Contents

December 31, 2010 and 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits - December 31, 2010 and 2009	2

Statements of Changes in Net Assets Available for Benefits – Years Ended December 31, 2010 and 2009	3

Notes to Financial Statements - December 31, 2010 and 2009	4

EXHIBIT 23.1 CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Note: Schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for reporting and disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

LeTourneau Technologies, Inc. Savings and Investment Plan:

We have audited the accompanying statements of net assets available for benefits of the LeTourneau Technologies, Inc. Savings and Investment Plan (the “Plan”) as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009 and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ McConnell & Jones LLP
Houston, Texas
June 27, 2011

LeTourneau Technologies, Inc. Savings and Investment Plan

Statements of Net Assets Available for Benefits

December 31, 2010 and 2009

	2010	2009
Assets
Investment, at fair value:
Plan interest in Master Trust 1	$67,752,885	$56,847,988

Receivables
Employer contributions	118,133	206,114
Participant contributions	243,553	422,295
	361,686	628,409

Net Assets, at fair value	68,114,571	57,476,397

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(50,725)	107,689

Net Assets Available for Benefits	$68,063,846	$57,584,086

1 Represents 5% or more of net assets available for benefits.

The accompanying notes are an integral part of these financial statements.

LeTourneau Technologies, Inc. Savings and Investment Plan

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2010 and 2009

	2010	2009
Investment Income
Plan interest in net income of Master Trust	$7,724,467	$9,407,133

Contributions
Employer	2,990,169	2,638,310
Participant	6,867,154	6,110,040

Total contributions	9,857,323	8,748,350

Deductions
Benefits paid directly to participants	7,102,030	6,284,872

Total deductions	7,102,030	6,284,872

Net Increase	10,479,760	11,870,611

Net Assets Available for Benefits, Beginning of Year	57,584,086	45,713,475

Net Assets Available for Benefits, End of Year	$68,063,846	$57,584,086

The accompanying notes are an integral part of these financial statements.

LeTourneau Technologies, Inc. Savings and Investment Plan

Notes to Financial Statements

December 31, 2010 and 2009

1.	PLAN DESCRIPTION

The following brief description of the LeTourneau Technologies, Inc. Savings and Investment Plan (the “Plan”) is provided for general informational purposes only.  Participants should refer to the Plan agreement for more complete information.

General – The Plan is a defined contribution, individual account 401(k) plan covering substantially all employees of LeTourneau Technologies, Inc. and its wholly owned subsidiaries, collectively referred to herein as “LeTourneau”. LeTourneau is a wholly-owned subsidiary of Rowan Companies, Inc., or “Rowan”.

Participation – Employees are eligible to enter the Plan on the first day of each month upon completion of two months of service.

Funding – Plan participants may make contributions of up to 60% of their regular compensation on a before- or after-tax basis. All eligible employees without a contribution election in place are subject to automatic enrollment. LeTourneau will automatically deduct 3% from their pay on a pre-tax basis following a 30 day notice period. The deferral rate is increased by 1% each year until it reaches a maximum of 6% of compensation. Employees can elect to stop or change this automatic contribution.

LeTourneau makes matching contributions to all participants in an amount equal to 100% of the first 1% of the participant’s eligible compensation and 50% of the next 5% of the eligible compensation. Participants who attain the age of 50 before the end of the Plan year may make additional before-tax contributions to the Plan ($5,500 for 2010 and 2009).

Investment Options – The assets of the Plan are held in the Master Trust for Rowan Companies and Affiliates Defined Contribution Plans (the “Master Trust”) and managed by Fidelity Management Trust Company, the Trustee of the Plan (the “Trustee”).  Plan participants direct the investment of their accounts among the Plan’s investment options and may, at their sole discretion, transfer amounts between such options, including the Rowan Companies Unitized Stock Fund (the “Fund”), at any time.

Expenses – Participants’ accounts are charged with investment advisory and other fees by the Trustee through charges by the underlying funds.  Other expenses of administering the Plan and Master Trust are borne by the Plan or by LeTourneau, at its discretion.

Vesting Provisions – Participants are 100% vested at all times in their own contributions, plus any earnings accrued thereon. Qualified Automatic Safe Harbor Matching Contributions and earnings are fully vested after two years of service and Employer Matching Contributions and earnings are fully vested after three years of service.

LeTourneau Technologies, Inc. Savings and Investment Plan

Notes to Financial Statements

December 31, 2010 and 2009

Distributions – Participants can obtain lump-sum or installment distributions of vested balances upon termination of employment, retirement, disability or death.  Participants may be permitted to withdraw from their before-tax account upon attainment of age 59 ½ or hardship in accordance with the terms of the Plan.

Forfeitures – Upon termination of employment, participants’ nonvested balances are forfeited.  Such forfeitures can be applied to reduce employer contributions or Plan administrative expenses otherwise payable by LeTourneau.

During 2010 and 2009, LeTourneau utilized approximately $22,000 and $23,000, respectively, of employee forfeitures for Plan administrative expenses.  During 2010 and 2009, LeTourneau utilized approximately $98,000 and $293,000 of employee forfeitures to reduce employer contributions, respectively.

At December 31, 2010 and 2009, Plan assets included approximately $2,600 and $2,500, respectively, of nonvested forfeited accounts.

Plan Termination – Although it has not expressed any intention to do so, LeTourneau may terminate the Plan at any time subject to the provisions of the Employee Retirement Income Security Act of 1974. In the event the Plan is terminated, each participant shall be entitled to 100% of all contributions, plus any earnings accrued thereon, as of the date of termination.

Party-in-Interest Transactions – The investment by the Trustee of Plan contributions into mutual funds managed by an affiliate of the Trustee are party-in-interest transactions, and the related management fees are deducted from investment earnings.  LeTourneau is also a party-in-interest.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Investment Valuation and Income Recognition –The investments held in the Master Trust are stated at fair value based on the latest quoted market values of the underlying securities. Securities for which no quoted market value is available are evaluated and valued by Plan management with reference to the underlying investments, assumptions and methodologies used in arriving at fair value in accordance with FASB ASC 820, Fair Value Measurements and Disclosures (See Note 6). Purchases and sales of securities are recorded on a trade-date-basis.

LeTourneau Technologies, Inc. Savings and Investment Plan

Notes to Financial Statements

December 31, 2010 and 2009

Benefit-responsive investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value (See Note 5). The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Net appreciation of investments is comprised of realized and unrealized gains and losses. Realized gains or losses represent the difference between proceeds received upon sale and the average cost of the investment. Unrealized gain or loss is the difference between market value and cost of investments retained in the Plan (at financial statement date).

For the purpose of allocation to participants, the Rowan Companies Unitized Stock Fund is valued by the Plan at its unit price (comprised of market price plus uninvested cash position) on the date of allocation. Current unit price is used at the time of distribution to participants resulting in a realized gain or loss reflected in the income from the Plan’s investment in the Master Trust.

Investment income from the Plan’s investment in the Master Trust consists of the Plan’s proportionate share of the Master Trust’s interest and dividend income and investment income from net appreciation (depreciation) in fair value of investments. The Trustee records dividend income as of the ex-dividend date and accrues interest income as earned.

Payment of Benefits – Benefits are recorded when paid.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Recently Adopted Accounting Standards – In January 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2010-06, “Fair Value Measurements and Disclosures: Improving Disclosures about Fair Value Measurements” (“ASU 2010-06”). ASU 2010-06 requires additional disclosures and clarifies existing disclosure requirements about fair value measurement as set forth in ASC Topic 820, Fair Value Measurements and Disclosures (“ASC Topic 820”). ASU 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009, except for certain disclosure requirements regarding activity in Level 3 fair value measurements which are effective for fiscal years beginning after December 15, 2010. The implementation of ASU 2010-06 had no impact on the Plan’s financial condition. See Note 6 for fair value measurement disclosures. The additional requirements under ASU 2010-06 regarding activity in Level 3 fair value measurements will be implemented in 2011 and are not expected to impact the Plan’s financial condition.

LeTourneau Technologies, Inc. Savings and Investment Plan

Notes to Financial Statements

December 31, 2010 and 2009

3.	RISKS AND UNCERTAINTIES

Investment securities are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.

4.	INVESTMENT IN ROWAN MASTER TRUST

The Master Trust for Rowan Companies and Affiliates Defined Contribution Plans commingles, for investment and administrative purposes, Plan assets with those of another plan sponsored by Rowan.  The Trustee maintains supporting records for the purpose of allocating investment gains or losses to the participating plans.  The Plan’s investments are held in the Master Trust.  Investments and the income therefrom are allocated to participating plans based on each plan’s participation in the investment options within the Master Trust. Net investment gains or losses for each day are allocated by the Trustee to each participating plan based on the plans’ relative interest in the investment units of the Master Trust.  At December 31, 2010 and 2009, the Master Trust held the following investments:

	2010		2009
	Amount	%	Amount	%
Investments:
Interest bearing cash	$22,930,194	13%	$20,195,742	15%
Employer securities	26,301,299	15%	21,367,881	15%
Stable value fund	13,254,999	8%	11,031,340	8%
Registered investment companies	113,242,691	64%	85,871,750	62%
Total investments at fair value	175,729,183	100%	138,466,713	100%

Receivables	29,741		20,425
Liabilities	(174,178)		-

Net assets, at fair value	175,584,746		138,487,138

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(107,776)		205,129

Net Assets available for benefits	$175,476,970		$138,692,267

LeTourneau Technologies, Inc. Savings and Investment Plan

Notes to Financial Statements

December 31, 2010 and 2009

Net investment income for the Master Trust for the years ended December 31, 2010 and 2009 was as follows:

	2010	2009
Investment income:
Net appreciation in fair value of investments	$22,026,807	$26,168,748
Interest and dividends	2,385,635	93,845
Net investment income	24,412,442	26,262,593

Expenses	(77,443)	(66,317)

Net investment income	$24,334,999	$26,196,276

The Plan’s interest in the Master Trust’s total investment units was approximately 38% and 42% at December 31, 2010 and 2009, respectively, with the balance attributed to the other Rowan-sponsored plan.

The Master Trust invests a significant portion of its assets in Rowan common stock which approximated 15% of the Master Trust’s net assets available for benefits as of December 31, 2010 and 2009.  As a result of this concentration, any significant fluctuation in the market value of this stock could affect individual participant accounts and the net assets of the Plan.

5.	FULLY BENEFIT- RESPONSIVE INVESTMENT CONTRACTS

The Plan has an interest in a Stable Value Fund that has investments in fixed income securities and bond funds and may include derivative instruments, such as futures contracts and swap agreements. The stable value fund also enters into a “wrapper” contract issued by a third-party.

As described in Note 2, because these contracts are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to these contracts. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investments at contract value.

The average yield earned by the contract for the years ended December 31, 2010 and 2009 was 2.68% and 3.16%, respectively. The average yield earned to reflect the actual interest rate credited to participants for the years ended December 31, 2010 and 2009 was 1.44% and 1.2%, respectively.

LeTourneau Technologies, Inc. Savings and Investment Plan

Notes to Financial Statements

December 31, 2010 and 2009

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than zero percent. Such interest rates are reviewed on a quarterly basis for resetting.

Certain events limit the ability of the Plan to transact at contract value with the issuer. The plan administrator does not believe that the occurrence of an event that would limit the Plan’s ability to transact at contract value with participants is probable.

6.	FAIR VALUE MEASUREMENTS

FASB ASC 820 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described below:

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 – Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;
•	Quoted prices for identical or similar assets or liabilities in inactive markets;
•	Inputs other than quoted prices that are observable for the asset or liability;
•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

LeTourneau Technologies, Inc. Savings and Investment Plan

Notes to Financial Statements

December 31, 2010 and 2009

The following is a description of the valuation methodologies used for assets held in the Master Trust measured at fair value.

Interest bearing cash: Valued at cost, which approximates fair value.

Mutual funds:  Valued at the net asset value (“NAV”) of shares held by the plan at year end.

Stable value fund: Valued at contract value for purposes of financial statement disclosure. However, fair value is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit‐worthiness of the issuer (See Note 5).

Employer securities (Rowan Companies Unitized Stock Fund): The value of a unit in the Fund is based on the NAV, which is the closing price of the underlying common stock in the principal active market on which the securities are traded and the uninvested cash position held by the fund, divided by the number of units outstanding.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

LeTourneau Technologies, Inc. Savings and Investment Plan

Notes to Financial Statements

December 31, 2010 and 2009

The following table sets forth by level, within the fair value hierarchy, the Master Trust’s investments at fair value as of December 31, 2010 and 2009:

	2010	2009
Level 1:
Interest bearing cash	$22,930,194	$20,195,742
Employer common stock	26,301,299	21,367,881
Registered investment companies:
Moderate Allocation	19,564,767	16,681,347
Intermediate-Term Bond	10,466,979	8,352,323
Foreign Large Growth	6,195,284	5,174,434
Small Growth	3,452,252	2,116,589
Retirement Income	1,020,425	872,906
Target Date Fund	31,770,340	19,869,339
Large Blend	14,388,570	11,741,398
Large Growth	13,063,418	10,860,449
Large Value	4,567,820	3,800,562
Mid-Cap Blend	8,752,836	6,402,403
	162,474,184	127,435,373
Level 2:
Stable value fund	13,254,999	11,031,340
	13,254,999	11,031,340

Total investments at fair value	$175,729,183	$138,466,713

7.	TAX STATUS OF THE PLAN

The Plan’s trustee received a favorable opinion letter dated March 31, 2008, from the Internal Revenue Service (IRS) informing the trustee that their prototype non-standardized profit sharing plan is qualified under provisions of Section 401(a) of the Internal Revenue Code, which was adopted for Plan year 2010.

The Plan has applied for but has not received a new determination letter from the Internal Revenue Service. The plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code as stated in the IRS opinion letter dated October 9, 2003. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

8.	TRANSACTIONS WITH PARTIES-IN-INTEREST

Certain Plan investments are funds managed by the Plan’s trustee and therefore qualify as party-in-interest transactions. Other party-in-interest investments held by the Plan include Rowan common stock, which totaled $6,106,121 and $4,372,545 at December 31, 2010 and 2009, respectively.

LeTourneau Technologies, Inc. Savings and Investment Plan

Notes to Financial Statements

December 31, 2010 and 2009

Fees paid during the year for legal, accounting, and other professional services rendered by parties-in-interest were based on customary and reasonable rates for such services.

9.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

	December 31,
	2010	2009
Net Assets Available for Benefits per the financial statements	$68,063,846	$57,584,086
Adjustment from contract value to fair value for fully benefit-responsive contracts	50,725	(107,689)

Net Assets Available for Benefits per Form 5500	$68,114,571	$57,476,397

The following is a reconciliation of the changes in net assets available for benefits per the financial statements to Form 5500 for the year ended December 31, 2010:

Increase in Net Assets Available for Benefits per the financial statements	$10,479,760
Adjustment from contract value to fair value for fully benefit-responsive contracts	50,725
Reverse prior year adjustment from contract value to fair value for fully benefit-responsive contracts	107,689
Increase in Net Assets Available for Benefits per Form 5500	$10,638,174

10.	SUBSEQUENT EVENTS

LeTourneau amended the matching contribution schedule effective January 1, 2011.  Effective January 1, 2011, LeTourneau makes matching contributions in an amount equal to 100% of the first 3% of the participant’s eligible compensation and 50% of the next 3% of the eligible compensation.

LeTourneau Technologies, Inc. Savings and Investment Plan

Notes to Financial Statements

December 31, 2010 and 2009

In addition, LeTourneau Technologies, Inc. was acquired by Joy Global, Inc. on June 22, 2011.  As a result of the transaction, the following actions were taken:

•	Effective June 10, 2011, all active participants were vested in their account balances.

•
On June 21, 2011, all funds invested in the Rowan common stock fund were liquidated and reallocated to the Fidelity Freedom Fund with a target retirement date closest to the participant’s expected retirement date.

•	The Master Trust relationship was terminated June 22, 2011, the effective date of the acquisition.